STRATA OIL & GAS INC.
918 16TH Ave. NW, Suite 408
Calgary, Alberta, Canada, T2M 0K3

MANAGEMENT PROXY CIRCULAR
(as of June 28, 2010 unless otherwise noted)

MANAGEMENT SOLICITATION OF PROXIES

This Management Proxy Circular is furnished to you in connection with the solicitation of proxies by management of Strata Oil & Gas Inc. (“we”, “us” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of shareholders of the Company to be held on July 19, 2010, and at any adjournment of the Meeting.  The Company will conduct its solicitation by mail and our officers, directors and employees may, without receiving special compensation, contact shareholders by telephone, electronic means or other personal contact.  We will not specifically engage employees or soliciting agents to solicit proxies.  We do not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for their costs of obtaining authorization from their principals to sign forms of proxy.  We will pay the expenses of this solicitation.

APPOINTMENT OF PROXY HOLDER

The persons named as proxy holders in the enclosed form of proxy are the Company’s directors or officers.  As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting.  To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.

VOTING BY PROXY

The persons named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions, provided your instructions are clear.  If you have specified a choice on any matter to be acted on at the Meeting, your shares will be voted or withheld from voting accordingly.  If you do not specify a choice or where you specify both choices for any matter to be acted on, your shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxy holders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting.  As of the date of this Management Proxy Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting.  However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an “X” in the appropriate space.  If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank.  In that case, the proxy holders nominated by management will vote the shares represented by your proxy in accordance with their judgment.

RETURN OF PROXY

You must deliver the completed form of proxy to the Company’s head office at the address listed on the cover page of this Management Proxy Circular, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment.

REVOCATION OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a)	signing a proxy bearing a later date; or

(b)	signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the Company’s head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares, of which 66,864,423 common shares are issued and outstanding as of June 28, 2010.  The Company is also authorized to issue an unlimited number of preferred shares, of which none have been issued as of June 28, 2010.  Persons who are registered shareholders at the close of business on June 28, 2010 will be entitled to receive notice of, attend, and vote at the Meeting.  On a show of hands, every shareholder and proxy holder will have one vote and, on a poll, every shareholder present in person or represented by proxy will have one vote for each share.  In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass.

The nominees for election to the Board of Directors who receive the greatest number of votes cast for the election of directors by the shares present, in person or by proxy, will be elected directors.  Holders of common shares are not allowed to cumulate their votes in the election of directors.  The ratification of the appointment of the independent auditors for the Company until the next annual general meeting will require the affirmative vote of a majority of outstanding common shares present or represented and entitled to vote at the Meeting.

To the knowledge of our directors and senior officers, no persons beneficially own, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of all voting rights as of June 28, 2010.

ELECTION OF DIRECTORS

Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until that person sooner ceases to be a director.  Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors.  Management does not expect that any of the nominees will be unable to serve as a director.  If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

Management proposes to nominate the persons named in the table below for election as director.  The information concerning the proposed nominees has been furnished by each of them:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)(3)	Principal Occupation and, if Not Previously Elected, Principal Occupation during the Past Five Years (2)
Manny Dhinsa(5)(6) Edmonton, Alberta President, Secretary, Treasurer and CEO	August 19, 2005	891,000	Chief Executive Officer
Shezad Ahmad Calgary, Alberta	December 1, 2009	-	Vice President - Engineering
Pratt Barndollar(4)(5)(7) Calgary, Alberta	October 12, 2005	60,000	Manager, Exploration Planning, Talisman Energy Inc.
Charlie Perity(4) Calgary, Alberta	January 1, 2006	10,000	Self-Employed Consultant/ Semi-Retired
Pol Brisset(4) Calgary, Alberta	August 23, 2005	134,000	Self-Employed Consultant

(1) As at June 28, 2010.
(2) Information respecting principal occupations is set forth below.
(3) Includes common stock options that are exercisable within 60 days of June 28, 2010.
(4) Member of the Audit Committee
(5) Member of the Option Committee
(6) Manny Dhinsa was granted 800,000 options on August 24, 2005 at an exercise price of $0.11vesting in equal installments of 133,334 every six months commencing February 24, 2007 and ending August 24, 2008. The options expire August 24, 2015.  He exercised 120,000 stock options during 2006.  On March 19, 2007 Mr. Dhinsa was granted an additional 200,000 options with an exercise price of $0.61 that all vest on March 19, 2010 and expire March 19, 2017.
(7) Pratt Barndollar was granted 100,000 options on July 24, 2008 with an exercise price of $0.74.  30,000 vest July 24 2009; 30,000 vest July 24, 2010; and 40,000 vest July 24, 2011.

Information respecting the principal occupations and background of each of the nominees as directors is as follows:

MANNY DHINSA is an accomplished petroleum specialist who has been working in the Alberta oil patch for more than a decade. His clients have included world-class oil and gas companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana's natural gas resource in the Greater Sierra play.  Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

SHEZAD AHMAD is an experienced professional in the petroleum industry, with extensive technical expertise and a broad business background. He has worked overseas in the natural gas and petrochemical industries, throughout the Middle East. Mr. Ahmad has also served as a senior engineer for Schlumberger in Alberta, Canada. Mr. Ahmad brings to the company an advanced understanding of the issues surrounding the maximization of economic recoveries from subsurface hydrocarbon reservoirs. He received his B.Sc. in Petroleum Engineering from the University of Alberta.

PRATT BARNDOLLAR is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and currently holds the position of Manager, Exploration Planning at Talisman Energy Inc. Between 2006 and 2008 he was Vice President, Exploration of Napa Energy Ltd.  Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997.  Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering.  His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

CHARLIE PERITY is an experienced oil sands geologist who has worked for large and small oil companies during the span of his career.  He is currently semi-retired and pursuing other interests in resources investments.  From 2005 to 2006 he was employed as a Senior Geologist for Terracon Geotechnique Ltd., an oil sands consulting business based in Calgary.  Prior to that Mr. Perity served as Hydrogeologist for Lifewater Resources and AGC Woodward-Clyde, both of Australia, after running a technology company from 1995 through 2002.  Mr. Perity served as Oil Sands Project Geologist for BP Canada between 1984 and 1990.  Mr. Perity earned a Bachelor of Science degree in Earth Sciences (Geology) from the University of Waterloo, and a Master of Science degree in Hydrogeology from the University of Technology in Sydney, Australia.

POL BRISSET is a Montreal-based finance and marketing professional. During his career he has worked for such multi-billion dollar corporations as Coors and Molson. His knowledge and experience in business operations and team development is of specific importance to Strata.  Mr. Brisset is fluent in English and French, and received his Business degree from the University of Quebec at Montreal.

Pursuant to section 171(1) of the Canada Business Corporations Act (Canada), the Company may have an Audit Committee comprised of at least three directors, a majority of whom are not officers or employees of the Company.  The current members of the Audit Committee are Pratt Barndollar, Pol Brisset and Charlie Perity.  The Company has established an Option Committee and a Compensation Committee, each consisting of Manny Dhinsa and Pol Brisset.  The Option Committee recommends and grants options to individuals under the stock option plans adopted by the Company.  The Compensation Committee recommends and grants compensation to individuals who work for the Company, including the directors and officers.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

This section provides particulars of compensation paid to the following executive officers for services to the Company during the most recently completed financial year:

(a)	the Chairman and any Vice-Chairman of the Board of Directors of the Company, where that Chairman or Vice-Chairman performs functions of the office on a full-time basis;

(b)	the President of the Company;

(c)	any Vice-President in charge of a principal business unit of the Company, such as sales, finance or production; and

(d)	any officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or its subsidiary,

(each of whom is a “Named Executive Officer”).

The following table shows compensation paid to the Company’s executives for the last three years.

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Many Dhinsa(1)	Director, President, Secretary, and Treasurer	2009	12,775	0	0	0	0	0	0
		2008	69,096	0	0	0	0	0	0
		2007	126,191	0	200,000	0	0	0	0

Shezad Ahmad(2)	Vice President - Engineering	2009	0	0	0	0	0	0	0

(1)
Manny Dhinsa was appointed to his position on August 19, 2005 and did not receive any salary or fees in 2005.  Commencing May 15, 2006, Mr. Dhinsa has received CDN$10,000 (USD $8,210) per month in consulting fees.  Commencing August 1, 2008, Mr. Dhinsa agreed to amend his compensation arrangement whereby he is compensated based on an hourly rate.  Mr. Dhinsa has been granted 800,000 stock options exercisable into common shares at $0.11 per option until expiry on August 24, 2015.  On March 19, 2007 Mr. Dhinsa was granted an additional 200,000 options exercisable into common shares at a price of $0.61 per option until March 19, 2017.

(2)	Shezad Ahmad was appointed to his position on December 1, 2009 and did not receive any salary or fees in 2009.

Incentive Stock Options to Named Executive Officers

The Company has three stock option plans pursuant to which employees, directors and consultants and other agents of the Company may be granted options to purchase shares of the Company.

In February 2000, the Company adopted its 2000 Stock Option Plan (the “2000 Plan”).  The 2000 Plan provides for the granting of up to 7,000,000 stock options to key employees, directors and consultants, to purchase common shares of the Company.  During 2002, the Company adopted its 2002 Stock Option Plan (the “2002 Plan”).  The 2002 Plan provides for the granting of up to an additional 7,000,000 stock options to key employees, directors and consultants, to purchase common shares of the Company.   In June 2006 the shareholders approved and the Company adopted its 2006 Stock Option Plan.  The 2006 Plan provides for the granting of up to an additional 8,000,000 stock options to key employees, directors and consultants, of common shares of the Company.

Under the 2000, 2002, and 2006 Plans, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company’s Option Committee, a committee designated to administer the Plans on behalf of the Board of Directors.

The following table summarizes information concerning outstanding and exercisable common stock options under the 2000, 2002, and 2006 Plans at December 31, 2009:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
$0.11	814,000	5.67	$0.11	814,000	$0.11
$0.61	400,000	7.25	$0.61	200,000	$0.61
$0.74	100,000	8.58	$0.74	30,000	$0.74
$2.29	200,000	6.58	$2.29	200,000	$2.29
	1,514,000			1,244,000

As of June 28, 2010, there are no options available to be granted under the 2000 Plan, 536,000 options available under the 2002 Plan and 6,000,000 options available to be granted under the 2006 Plan.

The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

Other Remuneration

Other than as noted above, the Named Executive Officers did not receive any non-cash compensation during the last financial year.

Termination of Employment or Change of Control

We have no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control, etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $60,000 per Named Executive Officer.

Compensation of Directors

None of our directors received remuneration in the form of cash or stock options during the most recently completed financial year, except our President Mr. Dhinsa, who agreed to amend his compensation arrangement whereby he is compensated based on an hourly rate.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of our directors or senior officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Company or our subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Management Proxy Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An ‘informed person” means: (a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

AUDIT COMMITTEE

The Company’s audit committee is presently comprised of three directors:  Mr. Barndollar, Mr. Brisset and Mr. Perity.  No members of the Audit Committee are officers or employees of the Company.   All of the audit committee members are “financially literate”.

The Company has adopted an Audit Committee Charter.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year, including involvement with interim financial statements and any comments from regulatory authorities.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, including discussions and involvement in the Company’s internal control reporting for 2009.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2009	$39,970	$Nil	$Nil(1)	$Nil(2)
December 31, 2008	$42,712	$14,620	$Nil(1)	$Nil(2)

(1)	Fees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by the Canada Revenue Agency. (“CRA)

(2)
Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company’s business and advice concerning a private placement financing conducted by the Company.

APPOINTMENT OF AUDITOR

Management is recommending that shareholders vote to authorize the Directors to appoint the auditor for the Company until the next Annual General Meeting and to authorize the Directors to fix their remuneration

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

None of our directors or senior officers, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of our last completed financial year, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than as disclosed under the heading “Particulars of Matters to be Acted On”.
PARTICULARS OF MATTERS TO BE ACTED ON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgment on that matter.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

If any shareholder entitled to vote at an annual general meeting of the Company wishes to propose any matter to be raised at the annual meeting to be held in 2011, such shareholder should submit the proposal in writing to the Company’s head office at the address listed on the cover page of this Management Proxy Circular, not later than December 1, 2010.

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

STRATA OIL & GAS INC.

Manny Dhinsa

President